March 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren S. Hamill

Re:	Minerva Neurosciences, Inc.
Registration Statement on Form S-3
File No. 333-294203

Acceleration Request

Requested Date:  March 19, 2026

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No.: 333-294203) (the “Registration Statement”) to become effective on Thursday, March 19, 2026 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Ryan S. Sansom of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan S. Sansom of Cooley LLP, counsel to the Registrant, at (617) 937-2335.

Very truly yours,

Minerva Neurosciences, Inc.

By:	/s/ Remy Luthringer
Remy Luthringer
Chief Executive Officer

cc:	Remy Luthringer, Chief Executive Officer, Minerva Neurosciences, Inc.

Frederick Ahlholm, Chief Financial Officer, Minerva Neurosciences, Inc.

Marc Recht, Cooley LLP

Ryan S. Sansom, Cooley LLP